UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 10 to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

UBS AG

(Name of Subject Company (Issuer))

UBS GROUP AG

(Name of Filing Persons (Offerors))

Registered shares, par value CHF 0.10 per share

(Title of Class of Securities)

H89231338

(CUSIP Number of Class of Securities)

David Kelly

UBS AG

677 Washington Boulevard

Stamford, CT 06901

Telephone: +1 (203) 719-3000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Rockwell, Esq.	Prof. Dr. Rolf Watter
Sullivan & Cromwell LLP	Bär & Karrer AG
1 New Fetter Lane	Brandschenkestrasse 90
London EC4A 1AN	CH-8027 Zurich
United Kingdom	Switzerland
Tel. No.: 011-44-20-7959-8900	Tel. No.: +41-58-261-50-00

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$17,336,300,000.00	$2,014,478.08

*	Estimated for purposes of calculating the registration fee only. This amount is based on the product of (i) 1,060,000,000 ordinary shares (“UBS Shares”) of UBS AG (“UBS”) estimated to be acquired by UBS Group AG (“UBS Group”) upon the consummation of the U.S. offer if UBS Shares are exchanged for all UBS Group registered shares (“UBS Group Shares”) offered in the U.S. offer and (ii) the average of the high and low prices of the UBS Shares reported on the New York Stock Exchange on October 9, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid $2,388,557.36	Filing Party: UBS Group
Form or Registration No.: 333-199011	Date Filed: September 29, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 10 (“Amendment No. 10”) supplements Items 8 and 12 (but no other items) of the Tender Offer Statement on Schedule TO (together with the amendments and supplements thereto, the “Schedule TO”) originally filed on October 14, 2014 by UBS Group AG, a Swiss Aktiengesellschaft/société anonyme (“UBS Group”). The Schedule TO relates to the offer by UBS Group to acquire any and all issued ordinary shares of UBS AG, a Swiss Aktiengesellschaft/société anonyme, in exchange for registered shares of UBS Group (the “Exchange Offer”). The Exchange Offer is comprised of the U.S. offer and the Swiss offer.

Item 8.	Interest in Securities of the Subject Company

UBS Group has successfully acquired 3,475,356,441 UBS Shares, representing 90.40% of all issued UBS Shares, in exchange for UBS Group Shares, on a one-for-one basis in accordance with the terms of the Exchange Offer.

The information set forth in exhibit (a)(1)(xxxix) and (a)(1)(xliii) is incorporated herein by reference.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby supplemented to include the following:

Exhibit No.	Description

(a)(1)(xxxix)	Definitive results announcement (incorporated by reference to the filing made by UBS Group AG on November 26, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xl)	Shareholder information letter for the Additional Acceptance Period (incorporated by reference to the filing made by UBS Group AG on November 26, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xli)	Deponentenschreiben and declaration of acceptance (U.S. version) for the Additional Acceptance Period (incorporated by reference to the filing made by UBS Group AG on November 26, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xlii)	Bankenschreiben (English translation) for the Additional Acceptance Period (incorporated by reference to the filing made by UBS Group AG on November 26, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xliii)	Notice that UBS Group shares are deemed to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (incorporated by reference to the Form 6-K filing made by UBS Group on November 26, 2014 under the EDGAR format type 8-K12B (Commission file number 001-36764))

(a)(5)(vii)	Swiss formal notice of definitive results (incorporated by reference to the filing made by UBS Group AG on November 26, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

UBS Group AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director
Date:	November 26, 2014

By:	/s/ Sarah Starkweather
Name:	Sarah Starkweather
Title:	Executive Director
Date:	November 26, 2014